UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2022

Commission File No. 001-41010

MAINZ BIOMED N.V.

(Translation of registrant’s name into English)

Robert Koch Strasse 50

55129 Mainz

Germany

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

Entry into a Material Definitive Agreement

On January 25, 2022, we entered into an underwriting agreement (the “Underwriting Agreement”) with Boustead Securities, LLC (the “Underwriter”) with respect to the issuance and sale in an underwritten public offering (the “Offering”) by us of an aggregate of 1,500,000 of our ordinary shares (the “Ordinary Shares”) at a public offering price of $15.00 per Ordinary Share (the “Offering Price”). We also granted the Underwriter an option to purchase within 45 days of the Underwriting Agreement 15% of the Ordinary Shares sold in the Offering (the “Over-Allotment Option”) at the Offering Price.

The Underwriting Agreement contains customary representations, warranties and agreements, indemnification obligations, including for liabilities under the Securities Act of 1933, as amended, other obligations of the parties and termination provisions.

The Offering closed on January 28, 2022 at which time we sold of 1,725,000 Ordinary Shares at the Offering Price, which includes 225,000 shares sold upon full exercise of the Over-Allotment Option. After deducting underwriting discounts, commissions and offering expenses, the net proceeds from the Offering were approximately $23,529,700.

In exchange for the Underwriter’s services under the Underwriting Agreement, we paid the Underwriter a cash fee equal to 7% of the gross proceeds from the Offering as well as a a non-accountable expense allowance equal to 0.75% of the gross proceeds from the Offering.

The Underwriting Agreement is included as an exhibit to this Current Report on Form 6-K to provide investors and security holders with information regarding its terms. The representations, warranties and covenants contained in the Underwriting Agreement were made only for purposes of such agreement and as of specific date, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed upon by the contracting parties.

Other Events

On January 25, 2022, we issued a press release announcing the pricing of the Offering. A copy of the press release is attached as Exhibit 99.1 hereto.

On January 28, 2022, we issued a press release announcing the underwriter’s exercise of its over-allotment option. A copy of the press release is attached as Exhibit 99.2 hereto.

Exhibits

Exhibit No.	Exhibit

1.1	Underwriting Agreement, dated January 25, 2022, between Mainz Biomed N.V. and Boustead Securities, LLC
99.1	Press Release, dated January 25, 2022
99.2	Press Release, dated January 28, 2022

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 28, 2022	By:	/s/ William J. Caragol
	Name:	William J. Caragol
	Title:	Chief Financial Officer

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